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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2004

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                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X| Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No |X|


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-             .)

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SK TELECOM CO., LTD. ("SK TELECOM") PLANS TO HOLD A CONFERENCE CALL FOR THE
RESULTS OF THE 3RD, 2004 AS FOLLOWS:

1. Agenda
     --    Results of the third quarter, 2004

     --    Q&A Session

2. Date and Time
October 28, 2004, 18:00 ~ 19:30

3. Place
Conference Room, 17th Floor, SK Telecom

4. Participants
Analysts and Institutional Investors

5. Dial-in Information

     -    Calling from Korea: 1566-2256 or 031-500-0501
     -    Calling from Other Countries: 82-31-500-0501 or 82-2-6677-2256
     -    Passcode: 0102


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 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         SK TELECOM CO., LTD.

                                                         By: /s/ Sung Hae Cho
                                                         -----------------------
                                                         Name:  Sung Hae Cho
                                                         Title: Vice President



Date:  November 2, 2004


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